SCHEDULE A
to the Investment Advisory Agreement

(as amended on October 17, 2011 to add O’Shaughnessy Tactical Asset Allocation Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate
O’Shaughnessy All Cap Core Fund	0.55% of average net assets
O’Shaughnessy Enhanced Dividend Fund	0.65% of average net assets
O’Shaughnessy Global Equity Fund	0.65% of average net assets
O’Shaughnessy International Equity Fund	0.65% of average net assets
O’Shaughnessy Small/Mid Cap Growth Fund	0.60% of average net assets
O’Shaughnessy Tactical Asset Allocation Fund	0.85% of average net assets

ADVISORS SERIES TRUST on behalf of the Funds listed on Schedule A	O’SHAUGHNESSY ASSET MANAGEMENT, LLC

By: /s/ Douglas G. Hess	By: /s/ Raymond Amoroso, III, Esq.
Name: Douglas G. Hess	Name: Raymond Amoroso, III, Esq.
Title: President	Title: Chief Compliance Officer